UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                      FORM 12b-25

                             NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
[ ] Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

For the fiscal quarter ended: July 31, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period ended: ________________________

If the notification relates to a portion of the filing checked above, indentiy the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Biosynergy, Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

1940 East Devon Avenue
(Address of Principal Executive Office (Street and Number))

Elk Grove Village, Illinois 60007
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense
[X]	(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR,
or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

A test filing of the above referenced Form 10-Q was filed on September
14, 2011 prior to the deadline at 4:18 p.m. (5:18 p.m. Eastern Time) as evidenced by Accession Number: 0000715812-11-000004. Unfortunately, a correction to the labeling of one of the exhibits needed to be made and while making this correction, the Registrant's counsel's unfamiliarity with the new XBRL Filing format required by the SEC combined with a computer problem caused the live filing to be made at 5:00 p.m. (6:00 p.m. Eastern Time).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lauane C. Addis			(312)			377-7853
(Name)				(Area Code)		(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X]  No [ ]

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ]  No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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Biosynergy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2011	     By: /Lauane C. Addis/
                                       ------------------------
						   Attorney for Registrant